Mail Stop 3561

      March 15, 2006

Via Fax and U.S. Mail

Michael F. Rickert
Vice President, Chief Accounting Officer, Treasurer and Assistant
Secretary
Discover Bank
12 Read`s Way
New Castle, Delaware 19720

Re:	Discover Card Master Trust I
	Registration Statement on Form S-3
	Filed February 16, 2006
	File No. 333-131898

Dear Mr. Rickert,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please specifically incorporate the annexes into the filing.
6. Please revise to clarify that you will include all information that may be required by Item 1119 in a separate section in the prospectus, even if you include some of it in other parts of the prospectus.
7. Please confirm that the asset pool will not contain any non-performing assets as of the measurement date. Refer to Item 1101(c)(2)(iii) and 1101(g) of Regulation AB.





Prospectus Supplement

Cover Page
8. Please specifically state that the certificates are the obligations of the issuing entity.
9. Please expand your credit enhancement disclosure to provide bracketed language identifying the possible use of interest rate swap agreements that you disclose in the summary. Refer to Item 1102(h)
of Regulation AB.

Cash Collateral Account - Class B Credit Enhancement
10. Please tell us and disclose which entity or who is responsible for paying back the loans made by the special purpose entity, and with what funds, and what the timing is for repayment of any money funded in the cash collateral account by Discover Receivables Financing Corporation.

Revolving Period, page S-13
11. If applicable, please disclose any limitations on the ability to add pool assets. See Item 1111(g)(6) of Regulation AB.
12. Please disclose the underwriting criteria for the assets that may be added to the pool during the revolving period. See Item
1111(g)(7) of Regulation AB.

Collection Efforts and Charged-Off Accounts, page S-28
13. Please confirm that delinquent assets will comprise less than
20%
of the asset pool.  Refer to Item 1101(c)(2)(iv) of Regulation AB.

Maximum Class B Credit Enhancement Amount, page S-51
14. Please revise your statement on page S-52 regarding the master servicer`s ability to replace this credit enhancement with "any type of credit enhancement, including without limitation..." to include a discrete list of the replacement credit enhancement options available to the master servicer. We view your current statement as an impermissible catch-all.
Derivative Instruments, page S-52
15. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significant percentage is 10% or more.
16. In addition, please include a bracketed placeholder if the significant percentage of a derivative is 10% or more. Refer to Item
1115(a)(4).

Annex A - Cash Flows, page S-80
17. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. Also, please advise us why you have included the cash flow information in the Annex. Consider placing the table and accompanying description pursuant to Item 1113(c) in the supplement.

Base Prospectus

Addition of Accounts, page 18
18. Please confirm that you will comply with Item 1110 of Regulation
AB and provide the appropriate information regarding originators, other than Discover Bank, if they are responsible for a significant percentage of additional accounts.

The Trust, page 19
19. Please tell us what you mean by "interest in other credit card receivables pools" in the fourth to last bullet point. For example, will the trust`s assets include receivables from a pool outside of the master trust structure? Please clarify.

Issuance of Additional Series and Additional Certificates, page 28

20. With reference to the second paragraph on page 29, please confirm that additional issuances contemplated at a later date will be registered at this time, or conducted in a transaction exempt from the federal securities laws.

Credit Enhancement, page 32
21. Please revise your statement that the credit enhancement for a series may include "any other form of credit enhancement described in the related prospectus supplement" because the base prospectus is required to contain a complete and specific list of all forms of credit enhancement that may reasonably be contemplated to be used in a proposed takedown.





Derivative Instruments, page 36
22. Please revise here and throughout to clarify that swap agreements will be limited to interest rate or currency swaps, or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting
Release (Release No. 33-8518; 34-50905) and Item 1115 of
Regulation
AB.

Evidence as to Compliance, page 46
23. Please include a more detailed description of the contents of the report on an assessment of compliance with servicing criteria, and of the attestation report from the public accountants, in accordance with Item 1118 of Regulation AB, and consistent with any updates you make to the pooling and servicing agreement.

Index to Exhibits
24. Please tell us whether Exhibit 4.3, to be filed by amendment, will incorporate changes made to comply with Regulation AB. If so, please provide us with a marked copy of that amendment so that we may review the changes made to comply with the new requirements in Exchange Act Rule 15d-18. For example, it appears from the language of Section 3.08(a) of Exhibit 4.1 that you will need to make some revisions.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3XXX.

								Sincerely,


								Sara Dunton
								Senior Attorney

cc:	Via Facsimile (312) 993-9767
	Ms. Kathy Birkeland, Esq.
	Latham & Watkins LLP
	Telephone: (312) 876-7700

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Mr. Michael F. Rickert
Discover Card Master Trust I
March 15, 2006
Page 1